UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

September 29, 2017

Date of Report (date of earliest event reported)

YuMe, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-36039	27-0111478
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1204 Middlefield Road, Redwood City, CA

(Address of principal executive offices)

(650) 591-9400

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01.	Other Events.

As previously announced on a Form 8-K filed on September 5, 2017, on September 4, 2017, YuMe, Inc., a Delaware corporation (“YuMe”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with RhythmOne, PLC, a public limited company incorporated under the laws of England and Wales (“RhythmOne”); Redwood Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Purchaser”); and Redwood Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Merger Sub II”). On September 29, 2017, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the transactions contemplated by the Merger Agreement. The grant of early termination under the HSR Act was effective at 03:15 p.m. EDT on September 29, 2017, and satisfies one of the conditions to closing under the Merger Agreement. The proposed acquisition remains subject to other customary closing conditions.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to Form 8-K filed by YuMe on September 5, 2017.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains forward-looking information related to RhythmOne, YuMe and the proposed acquisition of YuMe by RhythmOne that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements regarding closing conditions. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition in the anticipated timeframe or at all, including uncertainties as to how many of YuMe’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; negative effects of the announcement of the proposed acquisition on the market price of the capital stock of YuMe and RhythmOne, and on YuMe’s and RhythmOne’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for YuMe products; and competitive developments.

A further description of risks and uncertainties relating to YuMe can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The information contained in this document is as of September 29, 2017. Neither YuMe nor RhythmOne assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Purchaser”), will file with the SEC. RhythmOne and Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 2017		YuMe, Inc.

	By:	/s/ Tony Carvalho
Tony Carvalho Chief Financial Officer (Chief Financial Officer and Duly Authorized Signatory)